UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

- OR -

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION

THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION

1400 DOUGLAS STREET

OMAHA,  NEBRASKA    68179

Union Pacific Corporation

Thrift Plan

Employer ID No: 13-2626465

Plan Number: 004

Financial Statements as of and for the

Years Ended December 31, 2018 and 2017,

Supplemental Schedule as of

December 31, 2018, and Report of

Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

Note:Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Union Pacific Corporation Thrift Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2018 and 2017,  the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles  to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 26, 2019

We have served as the auditor of the Plan since 1974.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Investments at fair value (Note 3)	$1,588,409,711	$1,751,110,907
Investments at contract value (Note 4)	203,399,507	213,019,594
Plan interest in Master Trust	1,791,809,218	1,964,130,501

Receivables:
Notes receivable from participants	16,091,473	16,716,610
Employer contribution receivable	706,609	-
Total receivables	16,798,082	16,716,610

NET ASSETS AVAILABLE FOR BENEFITS	$1,808,607,300	$1,980,847,111

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Plan interest in Master Trust investment income (loss) (Note 4):
Net appreciation (depreciation) in fair value of investments	$(91,167,568)	$288,425,850
Interest and dividends	45,540,419	39,345,009
Net investment income (loss)	(45,627,149)	327,770,859

Interest income on notes receivable from participants	650,967	609,835

Contributions:
Participant contributions	52,374,593	54,405,857
Employer contributions	16,439,034	16,141,401
Total contributions	68,813,627	70,547,258

Other additions	125,582	106,112
Total additions	23,963,027	399,034,064

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	195,167,960	159,601,167
Other	1,034,878	936,246
Total deductions	196,202,838	160,537,413

NET INCREASE (DECREASE) IN NET ASSETS	(172,239,811)	238,496,651

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,980,847,111	1,742,350,460
End of year	$1,808,607,300	$1,980,847,111

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017

1.	DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the “Corporation”) covering nonagreement employees of the Corporation and its subsidiaries. Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the “Code”). A participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 2% to 75% of their eligible compensation on an after-tax basis. Combined after-tax, Roth, and pre-tax contributions may not exceed 75% of eligible compensation.

Employees who are hired or rehired on or after October 1, 2008, and who are eligible to participate in the Plan will automatically become Participants. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). Except with respect to Post-2017 Covered Employees (as described below), the Corporation contributes to the Plan an amount equal to 50% of the participant’s pre-tax, Roth, and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period.  Effective January 1, 2018, for each participant who on or after January 1, 2018 is (i) hired or re-hired into covered nonagreement service or (ii) transferred to covered nonagreement service (“Post-2017 Covered Employees”) the amount the Corporation contributes to the Plan is an amount equal to 100% of the participant’s pre-tax, Roth and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period. In addition, effective January 1, 2018, the Corporation will contribute to the Plan, on behalf of each Post-2017 Covered Employee, a non-elective contribution in an amount equal to 3% of such participant’s annual base salary earned for the period the participant is a Post-2017 Covered Employee, regardless of whether the participant elects to contribute any amount of his or her own compensation to the Plan.  The 3% contribution amount will be contributed annually following the end of the applicable Plan year and is conditioned on the Post-2017 Covered Employee being in covered nonagreement service on the last day of the applicable Plan year, unless covered nonagreement service ends before the last day of the Plan year as a result of the participant’s death or retirement during such Plan year.  For all contribution types, participants have the option to direct their investment allocation at their discretion. If a participant does not elect an investment allocation, these investments are directed to a default fund. These contributions may be redirected or transferred to other investments at the direction of the participant

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by the Corporation or its subsidiaries. As the loan is repaid, all principal and interest payments will be credited to the participant’s fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant’s applicable investment election. Participant loans, which are secured by the participant’s individual account balance, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding 59 consecutive calendar months, except loans relating to a principal residence, in which case the term of the loan shall not exceed 15 years. As of December 31, 2018 and 2017, participant loans had maturities through 2033 and 2032, respectively, and at interest rates ranging from 3.25% to 9.50%.

Participant Accounts — Individual accounts are maintained for each Plan participant. Participants may direct the investment of their account into various investment options offered by the Plan or may elect to participate in the Vanguard Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with an allocation of the Plan’s earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant’s account balance by investment type. If a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant’s termination of employment, a distribution of benefits will be made upon request in a single sum payment. Distributions from the PAYSOP/TRASOP account and the portion of their account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution (“in-kind distribution”). In-kind distributions are lump sum and any fractional shares are distributed in cash. A terminated participant may defer distribution until the earlier of the participant’s required beginning date, as defined in the Plan, or the participant’s death. If distribution is deferred until the participant’s required beginning date, the participant may elect distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant’s required beginning date. If the participant remains employed with the Corporation after attaining age 70 1/2, the participant must either take a single sum distribution or begin installment payments no later than the April 1st of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from his or her account in accordance with the Plan’s provisions.

Plan Administration — From April  1, 2016 through August 14, 2018, the Plan was administered by the Senior Vice President and Chief Human Resource Officer of Union Pacific Railroad Company. Effective August  15, 2018, the Plan is administered by the Executive Vice President and Chief Human Resource Officer of Union Pacific Railroad Company. Investment management fees for the Plan’s investment options are netted against investment earnings. Expenses incurred administering the Plan, including participant recordkeeping expenses, are payable from Plan assets. The Corporation has the option, but not the obligation, to pay Plan administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid as described in the section “Plan Administration” in Note 1. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $968,330 and $929,988 were paid in 2018 and 2017, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2018 and 2017.

New Accounting Standards —  In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans

(Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The ASU clarifies the presentation and disclosure requirements for an employee benefit plan’s interest in a master trust. This standard is effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. Early adoption is permitted. The Company does not expect the adoption of ASU 2017-06 to have a material impact on the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The amendments in the ASU remove, modify and add disclosures for companies required to make disclosures about recurring or nonrecurring fair value measurements under Topic 820.  This standard is effective for fiscal years beginning after December 15, 2019, and certain amendments are required to be applied prospectively and others are to be applied retrospectively.  Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact on the financial statements.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Common Stock — Amounts are invested exclusively in common stock issued by the Corporation. The unit price is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange and the number of shares of stock held by the funds. Employer stock funds are classified as Level 1 investments.

Cash & Cash Equivalents — These investments consist of U.S. dollars within a money market account. These temporary cash investments are classified as Level 1 investments.

Mutual Funds (Including the Domestic and International Stock Funds, Balanced Fund, Money Market Fund, and Bond Funds) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the fair values of mutual fund shares held by the Union Pacific Corporation Master Trust (“Master Trust”) at year-end. Mutual funds are classified as Level 1 investments.

Common/Collective Trusts —  These investments are valued at the net asset value of units of a common collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2018 and 2017, is presented in the following tables:

	December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments at fair value:
Common Stock*	$720,254,465	$-	-	$720,254,465
Cash & Cash Equivalents	5,781,301	-	-	5,781,301
Mutual Funds**	1,358,742,398	-	-	1,358,742,398
Total investments in the fair value hierarchy	$2,084,778,164	$-	-	$2,084,778,164

Investments measured at net asset value**
Common/Collective Trusts				1,148,289,198
Total investments at net asset value				1,148,289,198

Total investments at fair value				$3,233,067,362

	December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments at fair value:
Common Stock*	$760,775,852	-	-	$760,775,852
Cash & Cash Equivalents	5,881,652	-	-	5,881,652
Mutual Funds**	1,523,588,307	-	-	1,523,588,307
Total investments in the fair value hierarchy	$2,290,245,811	$-	-	$2,290,245,811

Investments measured at net asset value**
Common/Collective Trusts				1,227,789,336
Total investments at net asset value				1,227,789,336

Total investments at fair value				$3,518,035,147

*  Subsequent to the issuance of the 2017 financial statements, a correction was made to the total amount previously reported as Company Stock Funds as Level 2 investments to classify such based on the holdings of the Company

Stock Funds of Common Stock and Cash & Cash Equivalents as Level 1 investments. This had no effect on the reported fair values or on the Plan’s financial statements.

** In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits. Subsequent to the issuance of the 2017 financial statements, a correction was made to the total amount of Mutual Funds previously not included in the fair value hierarchy as a net asset value per share was available, to classify such as Level 1 investments. Mutual funds have a readily determinable fair value, and as such, are classified as Level 1 investments. This had no effect on the reported fair values or on the Plan’s financial statements.

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers in or out of Levels 1, 2, or 3.

Net Asset Value (NAV) per Share — The following tables summarize investments for which fair value is measured at net asset value as of December 31, 2018, and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/Collective Trusts	$1,148,289,198	n/a	Daily	None

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/Collective Trusts	$1,227,789,336	n/a	Daily	None

4.	MASTER TRUST

At December 31, 2018 and 2017, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2018 and 2017, is presented in the following tables:

	2018	2017
Master Trust
Investments at fair value	$3,233,067,362	$3,518,035,147
Investments at contract value	365,477,174	368,744,104
Total investments in Master Trust	$3,598,544,536	$3,886,779,251

Plan's portion of investments at fair value	$1,588,409,711	$1,751,110,907
Plan's portion of investments at contract value	203,399,507	213,019,594
Plan interest in Master Trust	$1,791,809,218	$1,964,130,501

Portion allocated to the Plan	49.79%	50.53%

Investment income (loss) for the Master Trust for the years ended December 31, 2018 and 2017, is as follows:

	2018	2017

Net appreciation (depreciation) in fair value	$(192,738,973)	$567,299,182
Interest and dividends	93,657,435	79,211,080
Total investment income (loss) of Master Trust	$(99,081,538)	$646,510,262

Plan's portion of Master Trust investment income (loss)	$(45,627,149)	$327,770,859

While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the Union Pacific Fixed Income Fund) that includes traditional Guaranteed Investment Contracts (GICs) and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer’s guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

The following table represents the disaggregation of contract value between types of investment contracts held by the Master Trust:

	2018	2017

Synthetic investment contracts	$336,671,869	$341,558,176
Traditional investment contracts	6,385,959	13,875,324
Money market fund	22,576,914	14,129,489
Other	(157,568)	(818,885)
Total investments at contract value	$365,477,174	$368,744,104

5.	FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated September 20, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and related Master Trust are no longer subject to income tax examinations for years prior to 2015.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan’s participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan’s assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2018 and 2017, the Plan’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $125,071,379 and $124,496,647, respectively. During the years ended December 31, 2018 and 2017, the Plan recorded dividend income of $8,896,947 and $8,206,442, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee and recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.	PROHIBITED TRANSACTIONS

In 2017, there was inadvertent use of Plan assets by Union Pacific Railroad Company (the “Railroad”), a related party, due to administrative error which violated IRC Section 4975(c)(1)(B). A participant loan repayment of $2.00 was not timely deposited with the Plan trustee. Therefore, the transaction constituted an extension of credit from the Plan to the Railroad. The Railroad deposited the loan repayment and lost earnings with the Plan trustee in 2017.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2018 and 2017, is as follows:

	2018	2017

Net assets available for benefits per the financial statements	$1,808,607,300	$1,980,847,111
Deemed distributions of participant loans	(325,543)	(242,073)
Net assets available for benefits per the Form 5500 -- at fair value	$1,808,281,757	$1,980,605,038

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2018 and 2017, is as follows:

	2018	2017

Net increase (decrease) in net assets per the financial statements	$(172,239,811)	$238,496,651
Change in deemed distributions of participant loans	(83,470)	(30,507)
Net increase (decrease) in net assets per Form 5500 -- at fair value	$(172,323,281)	$238,466,144

******

SUPPLEMENTAL SCHEDULE

UNION PACIFIC CORPORATION THRIFT PLAN
Employer ID No: 13-2626465
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	Current Value

*	Vanguard Federal Money Market Fund	Registered Investment Company	$ 24,432,903
*	Vanguard Growth Index Fund Institutional Shares	Registered Investment Company	72,677,651
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	94,101,366
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	70,719,059
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	28,061,531
*	Vanguard REIT Index Fund Institutional Shares	Registered Investment Company	4,547,271
*	Vanguard Small-Cap Index Institutional Plus Shares	Registered Investment Company	58,954,789
*	Vanguard Strategic Small-Cap Equity Fund	Registered Investment Company	3,422,238
*	Vanguard Total International Bond Index Fund Inst Shares	Registered Investment Company	9,014,641
*	Vanguard Total International Stock Index Fund Inst Shares	Registered Investment Company	41,804,008
*	Vanguard Total Stock Market Index Fund Inst Shares	Registered Investment Company	59,146,759
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	137,357,486
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	45,418,483
*	Vanguard Institutional 500 Index Trust	Common / Collective Trust	186,209,869
*	Vanguard Institutional Total Bond Market Index Trust	Common / Collective Trust	110,128,046
*	Vanguard Target Retirement 2015 Trust I	Common / Collective Trust	13,935,131
*	Vanguard Target Retirement 2020 Trust I	Common / Collective Trust	28,330,300
*	Vanguard Target Retirement 2025 Trust I	Common / Collective Trust	32,207,779
*	Vanguard Target Retirement 2030 Trust I	Common / Collective Trust	30,895,781
*	Vanguard Target Retirement 2035 Trust I	Common / Collective Trust	30,780,519
*	Vanguard Target Retirement 2040 Trust I	Common / Collective Trust	29,212,947
*	Vanguard Target Retirement 2045 Trust I	Common / Collective Trust	30,180,760
*	Vanguard Target Retirement 2050 Trust I	Common / Collective Trust	27,145,962
*	Vanguard Target Retirement 2055 Trust I	Common / Collective Trust	17,374,578
*	Vanguard Target Retirement 2060 Trust I	Common / Collective Trust	3,892,174
*	Vanguard Target Retirement 2065 Trust I	Common / Collective Trust	117,056
*	Vanguard Target Retirement Income Trust I	Common / Collective Trust	13,616,068
*	Union Pacific Common Stock	Company Stock	380,539,722
*	Cash & Cash Equivalents	Cash & Cash Equivalents	4,184,834
*	Participant Loans	Maturing 2019-2033 at interest rates of 3.25% to 9.50%	16,091,473
*	Union Pacific Fixed Income Fund	Unallocated Insurance Contract	203,399,507
			$ 1,807,900,691
*	Represents a party in interest
	See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Dated:	June 26, 2019	By:	/s/ Elizabeth Whited
Elizabeth Whited, Executive Vice President and Chief Human Resource Officer, Union Pacific Railroad